EQUITY LIFESTYLE PROPERTIES, INC. POLICY ON SECURITIES TRADING

Directors, officers and other employees of Equity LifeStyle Properties, Inc. and its subsidiaries and affiliates (“ELS” or the “Company”) are subject to legal restrictions regarding engaging in transactions involving ELS securities. ELS is committed to full compliance with these legal restrictions and has developed certain policies and procedures necessary to implement and assure compliance. The following rules apply regardless of how you hold your interest in ELS shares, and these rules apply to family members who reside with you (including a spouse, children, stepchildren, parents, stepparents, grandparents, siblings and in-laws), to other individuals living in your household, to any family members who do not live in your household but whose transactions in the Company’s securities are directed by you or are subject to your control (collectively, “Family Members”), and to entities that you control. The ultimate responsibility for adhering to ELS policies and the law and avoiding improper transactions rests with you. For purposes of this Policy, the term “Law Department” refers to the Company’s General Counsel and Vice Presidents in the Company’s Law Department.

1.Restrictions on Engaging in Transactions in ELS Securities.

ELS’ directors, officers and employees are more likely to be in possession of material non-public information regarding ELS during certain times of the year. As a result, ELS has defined the period beginning two weeks before ELS’ quarterly or annual earnings announcement and ending at the close of the first full business day following the date of such announcement as a “blackout period” during which no trading by directors, officers or employees may take place, except for trades made pursuant to a Rule 10b5-1 trading plan that has been approved in advance by the Law Department. Additional blackout periods may be imposed from time to time in the discretion of the Law Department because of the existence of material non-public information.

During non-blackout period times, you are still subject to the insider trading rules and you should not engage in transactions if you are aware of material non-public information. The Company has determined that all directors, officers and employees of the Company are prohibited from trading in the Company’s securities except, in each case, upon complying with the Company’s “pre-clearance” process. Each director, officer and employee should follow the procedures set forth below before commencing any trade in the Company’s securities.

A director, officer, or employee of the Company may purchase or sell securities of the Company only after making a written request or email request to, and receiving written or emailed approval from, the Law Department. The request should include the proposed date of the transaction, the nature of the transactions (purchase or sale), and the number of shares. Any approved purchase or sale must be made within five business days of such approval, unless otherwise designated in the approval. The Company may find it necessary, from time to time, to require compliance with the pre-clearance process from certain consultants and contractors in addition to directors, officers and employees. Any employee with any questions regarding trading in the Company’s securities is encouraged to contact the Law Department.

Every director, officer, and employee, as an insider, has the individual responsibility to comply with this Policy against insider trading not only during but also outside any “blackout period”. An insider may, from time to time, have to forego a proposed transaction in the Company’s securities even if they planned to engage in the transaction before learning of the material non-public information and even though the insider believes they may suffer an economic loss or forego anticipated profit by waiting. Every director, officer and employee remains subject to any applicable securities reporting requirements under applicable securities laws, the Business Ethics and Conduct Policy of the Company, and the Company’s other policies and procedures. In addition, you are responsible for assuring that any Family Members, or any entity controlled by you, complies with the Policy and all applicable securities laws, rules and regulations. In all cases, the responsibility for determining whether an individual is in possession of material non-public information rests with that individual, and any action on the part of the Company, the Law Department, or any other director or employee pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws.

2.Insider Trading.

(a)Federal securities laws and regulations make it illegal to buy or sell a security on the basis of material non-public information that has been obtained or is being used in breach of a duty to maintain the information in confidence. These prohibitions apply to all securities, including debt securities and options, not just stock. Material non-public information is defined broadly and includes information that is not available to the public at large that could affect the market price of a security and that a reasonable investor would want to know in deciding whether to buy, sell or retain a security. Information is considered to be available to the public only when it has been publicly released through appropriate channels (for example, by means of a press release or a filing with the Securities and Exchange Commission, the “SEC”) and enough time has elapsed to permit the market to absorb and evaluate this information. As a general rule, information should not be considered fully absorbed by the public and therefore still “non-public” until at least one full trading day after the initial release of information to the public. Depending on the particular circumstances, the Company may determine that a longer or shorter period should apply to the release of specific material non-public information.

•Common examples of information that will frequently be regarded as material include, but are not limited to: quarterly and annual earnings or losses; projections of future performance, or changes to previously announced guidance; news of a pending or proposed merger, acquisition, joint venture or tender offer; news of a significant sale of assets or the disposition of a subsidiary; changes in dividend policies or the declaration of a stock split or the offering of additional securities; changes in management; significant shifts in operating or financial circumstances, such as changes in debt ratings, changes in earnings, or earnings estimates, major write-offs, and potential financial liquidity problems; significant litigation or investigations by governmental bodies; a change in auditors or notification that the auditor’s report may no longer be relied upon; a significant cybersecurity incident; and the imposition of additional blackout periods from time to time. Either positive or negative information may be material. This list is illustrative only and is not exhaustive. Whether information is material depends on all facts and circumstances.
•You should also be aware that “tipping,” that is, intentionally or inadvertently communicating material non-public information to any third party, including Family Members and other ELS employees, is prohibited conduct.

(b)Prohibition. Every employee, officer and director of the Company is prohibited from:
(a) buying or selling the Company’s securities while in possession of material non-public information relating to the Company; (b) communicating such information to others except those who “need to know” based on their doing business with or for the Company; (c) recommending the purchase or sale of the Company’s securities while in the possession of material non-public information relating to the Company; or (d) assisting anyone engaged in any of the above activities. In addition, no employee, officer or director, who in the course of working for the Company, learns of material non-public information about a company with which the Company has a relationship or does business, including a customer or supplier of the Company, may trade in that company’s securities until the information becomes public or is no longer material.

(c)The purchase or sale of securities while aware of material non-public information, or the disclosure of material non-public information to others who then engage in securities transactions, is prohibited by the federal and state laws. Insider trading violations are pursued vigorously by the SEC, U.S. attorneys and state enforcement authorities, as well as enforcement authorities in foreign jurisdictions. Punishment for insider trading violations is severe, and could include significant fines and imprisonment. While the regulatory authorities concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading by company personnel.

In addition, an individual’s failure to comply with this Policy may subject the individual to Company-imposed sanctions, including dismissal for cause, whether or not the employee’s failure to comply results in a violation of law. Needless to say, a violation of law, or even an SEC investigation that does not result in prosecution, can tarnish a person’s reputation and irreparably damage a career.

(d)Rule 10b5-1 provides affirmative defenses to insider trading liability for officers, directors or employees of a company under certain circumstances. One of those circumstances is where the trading is done pursuant to a preexisting written trading plan that complies with the requirements of Rule 10b5-1(c), commonly referred to as a “10b5-1 Plan.” (10b5-1 Plans do not eliminate the effect of Section 16(b) of the Securities Exchange Act of 1934 regarding sales and purchases, or purchases and sales, of ELS shares within a six-month period, which is addressed in Section 3(b) of this Policy.) ELS permits its directors, officers and employees to enter a 10b5-1 Plan, subject to the following restrictions and guidelines:

•A 10b5-1 Plan may not be entered, modified or terminated during a trading blackout period.

•A 10b5-1 Plan may not be entered, modified or terminated when ELS or the person entering the plan is in possession of material non-public information.
•A 10b5-1 Plan must be in writing and must specify the following: (1) the number of shares to be bought or sold; (2) the prices at which the shares will be bought or sold; and (3) the timing of the purchases or sales. The required information regarding amount, price, and date may be included by a formula, algorithm, or other means. The insider must refrain from attempting to influence how, when, or whether transactions will be made pursuant to the plan.

•The 10b5-1 Plan cannot be entered into as part of a plan or scheme to evade the prohibitions of Rule 10b-5. Therefore, although modifications to an existing 10b5-1 Plan are not prohibited, a 10b5-1 Plan should be adopted with the intention that it will be amended or modified infrequently, if at all, since changes to the 10b5-1 Plan could raise issues as to the individual’s good faith.
•A 10b5-1 Plan, or an agreement with a broker regarding a Plan, must comply with the requirements of Rule 10b5-1, and must be reviewed and pre-approved by the Law Department and by the Compensation Committee of ELS’ Board of Directors before it is entered, modified or terminated. However, the burden of compliance with Rule 10b5-1 rests with the individual, not ELS.
•The fact that a 10b5-1 Plan has been entered, modified or terminated should be publicly disclosed on in a periodic report for the fiscal quarter (or fiscal year in case of a Form 10-K) in which the 10b5-1 Plan was adopted, modified or terminated.
•For all directors and officers, no transaction may take place under a 10b5-1 Plan until the later of (a) 90 days after adoption or modification of the 10b5-1 Plan or (b) two business days following disclosure of the Company’s financial results in a periodic report for the fiscal quarter (or fiscal year in case of a Form 10-K) in which the 10b5-1 Plan was adopted or modified (but in any event, the required cooling-off period is subject to a maximum of 120 days after adoption or modification of the 10b5-1 Plan).

For persons other than directors and officers, no transaction may take place under a 10b5-1 Plan until 30 days following the adoption or modification of a 10b5-1 Plan.

•Directors and officers must include a representation in the 10b5-1 Plan certifying that, on the date of adoption or modification of the plan, (i) the person is not in possession of material non-public information about the Company or the Company’s securities and (ii) the person is adopting the 10b5-1 Plan in good faith and not as part of plan or scheme to evade the prohibitions of Rule 10b-5.

•Subject to certain limited exceptions approved by the Law Department, an individual may not enter into more than one 10b5-1 Plan at the same time.
•Subject to certain limited exceptions approved by the Law Department, an individual is limited to only one single-trade 10b5-1 Plan that is designed to effect an open market purchase or sale of the total amount of securities subject to the 10b5-1 Plan as a single transaction in any 12-month period.
•Material non-public information regarding ELS or its securities should not be shared with the 10b5-1 Plan broker or administrator.
•Form 4 and Form 144 filings with respect to trades under a 10b5-1 Plan must be made to the same extent as would be required if the trades were made outside the 10b5-1 Plan. It should be noted on such filings that the trades were made pursuant to a 10b5-1 Plan.

•Individuals must act in good faith with respect to a 10b5-1 Plan. A 10b5-1 Plan cannot be entered into as part of a plan or scheme to evade the prohibition of Rule 10b-5. Plan modifications and terminations should be kept to a minimum.

(e)Employees of the Company who violate this Policy shall also be subject to disciplinary action by the Company, which may include ineligibility for future participation in the Company’s Equity Incentive Plan or termination of employment.
3.Other Trading Restrictions.

(a)Directors and officers (including their Family Members and entities that the individual controls) are prohibited from engaging in short sales (including buying puts or selling calls) or any other hedging transactions with respect to any equity securities of the Company held by them, which includes the purchase of any financial instrument (including prepaid variable forward contracts, equity swaps, collars, and exchange funds) designed to hedge or offset any decrease in the market value of such equity securities.

(b)Under Section 16(b) of the Securities Exchange Act of 1934, directors and executive officers must pay the Company the amount by which the price of any sales of ELS shares exceeds the price of any purchases of ELS shares within any six-month period, regardless of the order of the sale and purchase. The grant of stock options and restricted stock awards by the Compensation Committee of our Board, as well as the exercise of stock options so granted, are generally exempt from Section 16(b).

(c)Directors and officers (including their Family Members and entities that the individual controls) are prohibited from engaging in pledging ELS stock, purchasing ELS stock on margin and borrowing against ELS stock in a margin account. Subject to Section 1 hereof and the following considerations, employees, other than directors and officers, will be allowed to pledge ELS stock, purchase ELS stock on margin and borrow against ELS stock in a margin account. You should be aware, however, that if you enter into any of these types of transactions, there could be a required sale of your stock (e.g., due to a margin call) during a period when trading otherwise would not be allowed by this Policy, and there are no exceptions under this Policy for such required sales.
(d)This Policy continues to apply to transactions in the Company’s securities even after termination of service to the Company. If an individual is in possession of material non-public information when his or her service terminates, that individual may not engage in securities transactions in violation of this Policy until that information has become public or is no longer material.

(e)From time to time, effective immediately upon notice or as otherwise provided by the Company, the Company may determine that other types of transactions, or all transactions, in the Company’s securities or securities of another company by Company personnel who has material non-public information shall be prohibited or shall be permitted only with the prior written consent of the Law Department.

4.Transactions Under Company Plans.

(a)Stock Option Exercises. The prohibitions on trading contained in this Policy do not apply to the exercise of an employee stock option acquired pursuant to the Company’s plans, or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements, provided that, the exercise of stock options is not permitted during blackout periods. The restrictions contained in this Policy apply to your sale of ELS stock acquired upon the exercise of stock options.

(b)Restricted Stock. The prohibitions on trading contained in this Policy do not apply to your receipt of restricted stock, the vesting of such stock or to the exercise of a tax withholding right pursuant to which a person elects to have the Company withhold shares to satisfy tax withholding requirements upon the vesting of any restricted stock. This Policy does apply, however, to your sale of any vested ELS restricted stock issued to you.

(c)Employee Stock Purchase Plan. The prohibitions on trading contained in this Policy do not apply to purchases of ELS stock in the employee stock purchase plan resulting from your periodic contribution of money to the plan pursuant to the election you made at the time of your enrollment in the plan. The Policy does apply to your election to participate in the plan, or an election to increase or decrease your contributions, for any enrollment period and to your sale of ELS stock purchased pursuant to the plan.

(d)Dividend Reinvestment Plan. The prohibitions on trading contained in this Policy do not apply to purchases of ELS stock under ELS’ Dividend Reinvestment Plan resulting from your reinvestment of dividends paid on ELS stock. The Policy does apply, however, to your election to participate in the plan or increase your level of participation in the plan. The Policy also applies to your sale of any ELS stock purchased pursuant to the plan.

5.Rule 144 - Sales of Securities by Directors and Executive Officers.

Generally, directors and executive officers can sell ELS shares only in accordance with the requirements of Rule 144, which may include certain holding periods. The following rules apply to any sale of ELS securities under Rule 144:
•The Company must have filed all reports required to be filed under Section 13 of the Securities Exchange Act (i.e., annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K) during the twelve months preceding the sale. Absent unusual circumstances, ELS would be in compliance with this requirement.
•The securities must be sold in unsolicited broker’s transactions or directly with a market maker. Brokers are under an obligation to make reasonable inquiries to ensure that Rule 144 is not being violated. A broker is therefore likely to request a Rule 144 representation letter and may also require certain representations from ELS. This may delay in some circumstances the entry of a sale order.
•The seller must file three copies of Form 144 with the SEC and one copy with the New York Stock Exchange at the time a sale order is placed with a broker, unless the number of securities sold or to be sold during any three (3) month period does not exceed 500 shares and the aggregate sales price does not exceed $10,000.
•The number of securities that can be sold in any three (3) month period is limited to the greater of (a) 1% of the outstanding securities of that class; or (b) the average weekly reported trading volume in securities of that class during the four calendar weeks preceding the filing of a Form 144, or if no Form 144 is required, the date of receipt of an order to execute the transaction by a broker or the date of execution of the transaction directly with a market maker. These volume limitations would ordinarily not present a problem for most holders of ELS securities.
6.Required Filings - Forms 3, 4 and 5.

(a)Directors and executive officers must file a Form 3 with the SEC when they first become an executive officer or director, a Form 4 when they buy or sell ELS shares, and in certain instances a Form 5 after each calendar year. Form 4s must be filed with the SEC before the end of the second business day following the transaction. Form 5s must be filed within 45 days of ELS’ fiscal year end. Additionally, copies of Form 4s and 5s must be forwarded to the New York Stock Exchange. You should promptly advise the Law Department of any sales or purchases so that arrangements can be made for the preparation of the necessary forms.

(b)Note that ELS is required to identify in its Proxy Statement any director or executive officer who has failed to make a timely filing with the SEC and the number of late or missed reports.

Approved by the Compensation, Nominating and Corporate Governance Committee on October 27, 2025.

Approved by the Board of Directors on October 28, 2025.

ACKNOWLEDGEMENT AND CERTIFICATION

I have received and reviewed the Policy on Securities Trading (this “Policy”) adopted by Equity LifeStyle Properties, Inc. I understand that I am bound by this Policy.

Please return this acknowledgment to the Human Resources Department. Dated:
Printed Name:
Signature: